

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2019

Steven Paul, M.D.
Chief Executive Officer, President and Chairman
Karuna Therapeutics, Inc.
33 Arch Street, Suite 3110
Boston, MA 02110

      Re: **Karuna Therapeutics, Inc.**
              Registration Statement on Form S-1
              Exhibit Nos. 10.10 and 10.11
              Filed May 31, 2019
              File No. 333-231863

Dear Dr. Paul:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                   Sincerely,

                                   Division of Corporation Finance